# SHEARMAN & STERLING LLP

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03029803

September 1, 2003

RECD S.E.C.

SEP - 4 2003

1086

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated September 1, 2003 announcing Wanadoo's first-half 2003 revenues and a press release dated September 1, 2003 announcing that Freeserve has confirmed that it will not renew its distribution agreement with Dixons.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

9/8

cc: Olivier Fauqueux
Wanadoo

PADOCS01/187262.1

wanadoo

Paris, 1st September 2003

# Freeserve confirms non renewal of its distribution agreement with Dixons

- **New distribution agreement with the Lloydspharmacy chain**
- **Launch of a new broadband offer only available online and on the phone**

Freeserve, a subsidiary of Wanadoo, a leading European company in Internet and Directory businesses, has confirmed that it will not renew its narrowband distribution agreement with the Dixons Group beyond its expiry in February 2004. A separate agreement for broadband distribution remains unaffected and will continue through to mid February 2005.

Freeserve has stated that its business goal of reaching profitability in 2004 remains the priority and that if it were to agree to the new terms proposed by Dixons to renew the agreement it would be held back from achieving this aim. Additionally, Freeserve has reiterated that it wants to continue to invest in providing the best quality of service and value for money to customers.

Over recent years Freeserve has been steadily reducing its reliance on Dixons for customer sign-ups. Freeserve has been adding new partners such as Orange, Littlewoods, Texaco and MVC and today announces the addition of the Lloydspharmacy chain, which has more than 1,300 pharmacies in the UK. Freeserve is also expanding its acquisition through other channels including online, which accounted for nearly a third of Freeserve's overall customer acquisition in the first quarter of 2003. Testimony to the power of online, Freeserve today announces a major new Broadband offer supported through advertising which is only available online and on the phone. As well as offering a free Broadband modem and connection, Freeserve is offering a No Risk Trial which gives users the chance to try Broadband for a month and get their money back if they decide it's not for them.

Eric Abensur, Wanadoo UK director and CEO of Freeserve stated: "*We have been prepared for the possibility of a non-renewal of the Dixons contract for some time. Over the past two years a major part of our efforts have focused on diversifying our distribution channels across the UK, both offline and online. Over the past months, these new distribution channels have posted substantial subscriber gains, and even topped acquisitions through Dixons in the first quarter of 2003. We still have 5 months to run on the narrowband agreement and more than 17 months for broadband, so we will continue to maximise this time with Dixons, but at the same time we will further build on new opportunities for customer acquisition through alternative means. With the agreements coming to an end, we will lose all the restrictions placed on us as to which other retailers and partners we can strike deals with*"

Freeserve is five years old this month and continues to hold its lead over other UK ISPs.

**Press Release**

## About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at June 30, 2003, 8,807 million active subscribers, 3.3 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain. Wanadoo is also present in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.8 million ADSL and cable subscribers.

Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

**Contacts :**

**Press Relations**
Nilou du Castel / Caroline Ponsi
Tél : +33 1 44 44 93 93
caroline.ponsi@francetelecom.com
nilou.ducastel@francetelecom.com

**Investor Relations**
Vincent Gouley
Tél : +33 1 58 88 75 68
vincent.gouley@wanadoo.com

File No. 82-5150

wanadoo



Paris, September 1st, 2003

# Half year earnings 2003: net income surges to 183 million euros

- **Revenues grew 34% to 1.227 million euros**
- **Consolidated operating income before depreciation and amortization totalled 109 million euros(1), and was multiplied by 4 compared to H1 2002 figure**
- **Operating income before depreciation and amortization losses for the Access, Portals, e-Merchant segment were slashed by 6 to -25 million euros(1)**
- **Operating income before depreciation and amortization for the Directory segment grew 12%**
- **Consolidated operating income is in the black at 60 million euros(1) versus losses of 4 million euros year on year**
- **Consolidated net income, group share reached 183 million euros**

Wanadoo published revenues of 1.227 million euros for half year 2003 up 34% compared to the first half of 2002. Pro forma(6) revenue grew 29% over the first half of 2003 compared to the first half of 2002. Operating income before depreciation and amortization was multiplied by almost 4 over the first half of 2003 to 109 million euros(1) versus 29 million euros for the first half of 2002 and 3 million euros pro forma(6). Operating income was in the black at 60 million euros versus losses of 4 million euros year on year and 37 million euros on a pro forma basis(6). Net income, group share totalled 183 million euros versus losses of 38 million euros over the first half of 2002 and –71 million euros pro forma(6).

**Olivier Sichel, Wanadoo's Chief Executive Officer commented these figures:**

*" These figures confirm that Wanadoo is present on high growth markets : Internet access, broadband, services and online advertising. These markets are promising to provide sustainable development and growth and weather a morose economic context. Across its pan-European markets, Wanadoo continues to build on its leadership positions, while furthering its brand awareness and sharply improving profitability. Since Wanadoo has consolidated its international operations, the company is now a key European Internet player, open to all opportunities. Indeed, Wanadoo considers that with the shift to broadband the requirement to provide performing services to be amortised across a large customer base and aggregate massive audience to benefit from the development of online advertising is pushing towards further player consolidation, in which Wanadoo intends to play a leading proactive role."*

Press Release

Wanadoo
Groupe France Télécom
Direction de la Communication
Direction de l'information

48 rue Camille Desmoulins
92 130 Issy-les-Moulineaux

Téléphone : +33 1 44 44 93 93
Télécopie : +33 1 44 44 80 34
e-mail : dircom@wanadoo.com

## 1. Consolidated income for the first half of 2003

Wanadoo published revenues of 1.227 million euros for the first half of 2003 posting 34% growth year on year and 29% on a pro forma[6] basis. Growth was mainly driven by the Access, Portals, e-Merchant segment posting a 57% upswing, as well as by the Directories segment which grew 5% over the same period.

The improved figures for operating income before depreciation and amortization and half year operating income stem from controlled costs across the board and the implementation of performance-based programs, namely in network management, customer relations and communication expenses. Moreover, both operating income before depreciation and amortization and operating income gained from the restructured portal business in France over the first half of 2003. Finally, higher access volumes helped absorb our business's high fixed costs.

Non-operating products and expenses totalled–17 million euros over the first half of 2003 versus +32 million euros for the first half of 2002. They primarily stem from costs linked to the restructuring of the French portal business as well as site closures and the decision to outsource call centers in Spain and an exceptional depreciation for Wanadoo Edition.

In the scope of its rationalisation and simplification of its legal structures based on its business poles carried out over 2002, the company benefited from a short term tax credit for the same year. In light of profitability to be posted by French companies included in the tax structure, and bolstered by Wanadoo Interactive's positive half year income, the group recognised on June 30, 2003 a deferred tax credit of 381 million euros corresponding to the future tax credit savings stemming from tax carryovers. Part of this tax credit was used over the first half of 2003, for a total 42 million euros. These two factors mainly contribute to the income tax of 318 million euros for the period.

Amortization of goodwill rose from 33 million euros for the first half of 2002 to 201 million euros for the first half of 2003. The reorganisation of our Directory businesses in Spain is continuing and starting to show improvement, but profitability has been impacted and breakeven will be delayed. The restructuring of the QDQ Media business plan has led to an exceptional booking of goodwilll for the acquisition of the company for 149 million euros.

The company consequently turned in a net income of +183 million euros for the first half of 2003 compared to losses of 38 million euros a year earlier.

**Wanadoo consolidated statement of income**

| (in euros million) | 1st semester 2003 | 1st semester 2002 pro forma(6) | 1st semester 2002 |
|---|---|---|---|
| **Revenues** | 1 227 | **952** | **918** |
| Cost of products and services sold | -611 | -949 *(operating expenses)* | -451 |
| **Gross margin** | 616 | | **467** |
| Sales, admin. and R&D expenses | -507 | | -438 |
| **Operating income before depreciation and amortization** | 109 | **3** | **29** |
| Depreciation and amortization | -49 | -40 | -32 |
| **Operating income** | 60 | **-37** | **-4** |
| Financial income, net | 35 | 19 | 19 |
| Other non-operating income (expenses), net | -17 | 32 | 32 |
| Employee profit-sharing | -13 | -13 | -12 |
| Income tax | 318 | -41 | -41 |
| Equity in net income of affiliates | 0 | 0 | 1 |
| **Net income before minority interests and amortization of goodwill** | 383 | **-39** | **-6** |
| Amortization of goodwill | -201 | -33 | -33 |
| **Net income, group share** | 183 | **-71** | **-38** |

## 2. Analysis per segment

- **Access, Portals and e-Merchant segment: at H1 2003 the operating income before depreciation and amortization is multiplied by 4**

Between the first half of 2002 and the first half of 2003, revenues from the Access, Portals and E-Merchant segment grew 293 million euros or +57%. On a pro form basis(6), growth rose 47%.

Between the first half of 2002 and the first half of 2003, the cost of products and services sold gained 47%, while revenues ploughed ahead at 57%.
At 37%, the gross margin figure (difference between revenues and cost of products and services sold) for the Access, Portals and e-Merchant segment showed a 3 point rise, up from 34% of revenues for the first half of 2002. This improvement is the fruit of optimised network costs for each of our access offers as well as streamlined portal operations. In access, improved profitability was partially offset by higher costs linked to the more recent and less profitable broadband offers compared to our narrowband offers.

Sales costs for the Access, Portals and E-Merchant segment rose significantly less faster than revenues, and accounted for 35% of the segment's revenues for the first half of 2003 down from 44% a year earlier. This improvement underlines Wanadoo's efforts to optimise sales and marketing costs. However, marketing spend levels for the first half of 2003 translate the efforts Wanadoo is undertaking to sign up new customers and promote

customer migration towards paying subscription offers or broadband, depending on local market conditions.

Administrative expenses totalled 5.2% of revenues for the first half of 2003 versus 6.6% for the first half of 2002.

At end June 2003, losses for operating income before depreciation and amortization (-25 million euros) were trimmed by 62 million euros compared to a year earlier, helped out by improved profitability across the company's Internet businesses, and more specifically in Internet access, on all Wanadoo markets. Pro forma(6) losses for operating income before depreciation and amortization for the Access, Portals and e-Merchant segment was narrowed 87 million euros between the first half of 2002 and the first half of 2003.

Amortization and depreciation (excluding goodwill) reached 42 million euros versus 26 million euros at June 30, 2002. The upswing stemmed from production businesses for which expenses were capitalised and amortised as estimated product revenues were booked. Moreover, since the number of product launches was higher over the first half of 2003 than for the same period a year earlier, the total amount of amortization rose in consequence. Also noteworthy, are the shorter amortization periods for game production, mirroring product lifespan.

Operating losses for the Access, Portals and E-Merchant segment for the first half of 2003 narrowed to -67 million euros, reduced by 46 million euros from year to date. Pro forma(6) operating losses were narrowed 78 million euros between the first half of 2002 and the first half of 2003.

**Income statement for the Access, Portals and E-Merchant segment**

| **(in euros million)** | **1st semester 2003** | **1st semester 2002 pro forma(6)** | **1st semester 2002** |
|---|---|---|---|
| **Revenues** | **810** | **551** | **516** |
| Cost of products and services sold | -506 | -663 | -343 |
| **Gross margin** | **304** | *(operating* | **173** |
| Sales, admin. and R&D expenses | -329 | *expenses)* | -260 |
| **Operating income before depreciation and amortization** | **-25** | **-112** | **-87** |
| Depreciation and amortization | -42 | -33 | -26 |
| **Operating income** | **-67** | **-145** | **-113** |

- **Directories Segment: a 12% upswing in operating income before depreciation and amortization pumps the margin up 2 points**

Between the first half of 2002 and the first half of 2003, revenues for the Directories segment grew 21 million euros to 422 million euros, posting +5.2% growth.

Revenues stemming from print advertising and which correspond to revenues generated by the publication of advertising inserts in paper directories grew 1.5% over the first half of 2003 compared to the first half of 2002. In France, revenue growth generated by paper directories topped 3.5%. In Spain, however, revenues were narrowed due to difficulties encountered in Large Account bill recovery and pushed QDQ Media to stop generating customer leads for

the year. Excluding Large Accounts, QDQ Media revenues grew 7% over the first half of 2003 namely buoyed by strong telemarketing sales.

Revenues generated by on-line advertising breakdown as the sales of advertisement for online Directory services (PagesJaunes Internet and Kompass.fr) and Télétel (3611) grew 18% year on year. Growth was driven by a stronger PagesJaunes Internet in France which skyrocketed 43% and a 3% drop in online advertising for the Télétel online Directory.

Between the first half of 2002 and the first half of 2003, the cost of services and products sold dropped 1% while revenues progressed 5%. This sharp improvement in profitability namely stems from savings reaped from paper and printing procurement and optimised printing.

Between the first half of 2002 and 2003, sales and administration expenses for the directories segment rose 4%, lower than the 5% revenue growth registered over for the same period.

Provisions for depreciation (excluding Goodwill) were stable at 7 million euros at end-June 2003 compared to end-June 2002.

Operating income for the Directories segment neared 142 million euros for the first semester 2003 versus 126 million euros for the first semester 2002, underlining a sharp rise in Directory business profitability.

**Income statement for the Directories segment**

| (in euros million) | 1st semester 2003 | 1st semester 2002 |
|---|---|---|
| **Revenues** | **422** | **401** |
| Cost of products and services sold | -110 | -111 |
| **Gross margin** | **312** | **290** |
| Sales, admin. and R&D expenses | -164 | -158 |
| **Operating income before depreciation and amortization** | **148** | **132** |
| Depreciation and amortization | -6 | -7 |
| **Operating income** | **142** | **125** |

## 3. Events and outlook

Wanadoo has just signed a new distribution contract for its Internet access offers in the United Kingdom with the Lloyds Pharmacy group, a leading English pharmacist chain boasting 1,300 sales points. Every hour, 52,000 people stop in a Lloyds Pharmacy. Further, Wanadoo United Kingdom has decided not to renew its distribution contract for narrowband Internet access offer with Dixons, with the contract ending in February 2004. Wanadoo and Dixons will, however, carry on their distribution agreement, for broadband Internet access offers through to February 2005.

Wanadoo confirms its financial targets for 2003:

- Revenue growth of 25 to 30%,
- Operating income before depreciation and amortization multiplied by 3,
- Positive operating income before depreciation and amortization for the Access, Portals and e-Merchant segment
- Strong net income growth.

**About Wanadoo**
*Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies, and at June 30, 2003, totalled 8.807 million Internet access subscribers, 3.3 billion pages viewed and at December 31, 2002, more than 638 000 Directories advertisers. Wanadoo is the Internet access leader in France and in the United Kingdom and is number 2 in Spain, with a presence in The Netherlands. Wanadoo also counts 1.8 million cable and ADSL subscribers. Wanadoo recorded 2 billion euros in revenues in 2002 and has approximately 7,000 employees.*

*Wanadoo is listed on Euronext Paris. Further information on Wanadoo is available at the company's web site at:* www.wanadoo.com.

**Notes**
(1) including the European Commission fine of 10 million euros for first half 2003.
(2) eresMas, was integrated as of November 2002, and was not consolidated over H1 2002, during which eresMas grossed revenues of 34 million euros. Wanadoo Belgium, was removed from the Wanadoo scope of consolidation in early March 2003, and is only consolidated for 2 months over H1 2003.
(3) Total audience for Wanadoo proprietary sites.
(4) ARPU (Monthly Average Revenue Per User) calculated by dividing connectivity revenues (subscription revenues and revenues paid by telcos for pay-as-you-go (no subscription) offers) realised since the beginning of the year and divided by the average number of customers over the said period, and expressed on a monthly basis. The average number of customers for the period is the monthly average of the number of customers for the period. The average monthly number of customers is derived by adding the number of customers at the beginning and end of months and dividing by 2.
(5) CAPEX (Capital Expenditures): acquisitions of tangible and intangible assets.
(6) including eresMas at H1 2002.

**Press Contacts:**
Tel: +33 (1) 44 44 93 93
Nilou du Castel
nilou.ducastel@francetelecom.com
Caroline Ponsi / Sébastien Goalès
caroline.ponsi@francetelecom.com
sebastien.goales@francetelecom.com

**Investor Relations:**
Tel: +33 (1) 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com

**Revenues at H1 2003**

| (in euros million) | 1st semester 2003 | 1st semester 2002 | Change(*) |
|---|---|---|---|
| **Access, Portals, e-Merchant(2)** | **810** | **516** | **57%** |
| ***of which international*** | ***288*** | ***164*** | ***75%*** |
| Internet Access | 722 | 459 | 57% |
| Portals | 67 | 40 | 65% |
| e-Merchant | 21 | 17 | 23% |
| **Directories** | **422** | **401** | **5%** |
| France | 404 | 379 | 7% |
| International | 18 | 22 | -20% |
| Others | -5 | 0 | NS |
| **Total Wanadoo revenues** | **1 227** | **918** | **34%** |
| ***of which international*** | ***305*** | ***186*** | ***64%*** |

(*) Calculated on figures not rounded up

**Condensed balance sheet at June 30, 2003**

| (in euros million) | June 30, 2003 | (in euros million) | June 30, 2003 |
|---|---|---|---|
| **Fixed assets** | **572** | **Shareholders' equity** | **2 020** |
| Of which net goodwill | 249 | | |
| Of which intangible assets, net | 31 | **Long term debt** | **37** |
| Of which tangible assets, net | 141 | | |
| **Current assets** | **1 105** | **Short term debt** | **1 611** |
| Of which trade accounts receivable, net | 580 | Of which trade accounts payable | 833 |
| **Cash and cash equivalents** | **1 991** | Of which deferred income | 416 |
| **TOTAL ASSETS** | **3 668** | **TOTAL LIABILITIES** | **3 668** |

**Cash flow statement at H1 2003**

| (in euros million) | 1st semester 2003 |
|---|---|
| **Funds generated from operations** | **406** |
| **Cash flow used in investing activities** | **-49** |
| Change in scope of consolidation and exchange rates fluctuation | -2 |
| **Change in net cash position** | **354** |

**Growth in key Wanadoo indicators for H1 2003/2002**

| Division | Indicator | End-June 2003 | End-June 2002 | Change |
|---|---|---|---|---|
| **Internet Access** | Active customers (thousands) | **8,807** | 6,831 | +29% |
| **Portals**(3) | Pages viewed (millions per month) | **3,296** | 1,462 | +125% |
| **e-Merchant** | Cumulated orders on alapage.com (thousands) | **420** | 285 | +47% |
| **Directories** | Advertisers on the Internet (thousands) | **262** | 225 | +16% |